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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following communication was distributed to CBOT members and membership interest holders on November 17, 2000 and is currently available on the CBOT's intranet site, MemberNet.

                                                               November 17, 2000


                              NOTICE TO MEMBERS


        In today's Federal Register, the Securities and Exchange Commission requests comment from the public on the Chicago Board Options Exchange's proposed rule change that would undercut, and possibly extinguish, the Exercise Right. Copies of the SEC Federal Register notice are available in the General Counsel's office. As described below, this proposed rule change threatens the Exercise Right in three ways. One way involves our restructuring and the ability of Full Members to sell their shares in the new for profit Board of Trade. The other two ways concern electronic trading, not restructuring. CBOE asserts the Exercise Right will terminate "immediately" if the Board of Trade expands electronic trading to all non-members to trade our contracts or allows Exercisers to trade on both the CBOE and the Board of Trade.

        By law, CBOE's proposed rule change must receive SEC approval. We do not believe the SEC should approve CBOE's proposed rule change. We will file a comment letter with the SEC opposing CBOE's proposed rule change because it violates

           - the 1992 Agreement with CBOE;
           - the rights guaranteed to Board of Trade members under Article Fifth(b) of CBOE's Articles of Incorporation;
           - and federal securities law.

        The SEC will consider all comment letters filed with it and render its decision sometime in the near future. Any SEC final action on the rule change -- either disapproval or approval -- would be subject to review in the U.S Court of Appeals. You can help in the effort to oppose CBOE rule change by submitting a comment letter to the SEC. Comment letters must be submitted to the SEC by December 8, 2000. A sample comment letter is included at the end of this notice. In deciding whether to submit a comment letter, you may consider the information provided in this notice.

        Please be assured we will make every effort to uphold the legal rights of our membership. We continue to believe that CBOE's attempts to condition or terminate the Exercise Right violate our 1992 Agreement. We will continue to prosecute our state court breach of contract action against CBOE as the 1992 Agreement allows, independent of the SEC's consideration of CBOE's rule change. We have moved for expedited treatment of that litigation by the state court judge. In our view, even if the SEC rules against us, that contract action will still stand. If we convince the state court that CBOE has breached its contract with us, the court is empowered to hold CBOE accountable for any damages sustained as a result of its unlawful acts.

        Background

        Since 1972, CBOE's Articles of Incorporation have guaranteed every present and future member of the Board of Trade the right to become a CBOE member at no cost, what is called the Exercise Right. No amendment may be made to that legal right without the approval of 80% of


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
 all Exerciser Members of CBOE voting as a class and 80% of all other CBOE members voting as a separate class. CBOE's charter further provides that any Exerciser Member shall be vested with all rights, privileges and obligations of CBOE membership.

        CBOE also is contractually bound to interpret the Exercise Right and its Charter "in accordance with the provisions of the" 1992 contract CBOE entered into with the Board of Trade. That 1992 contract requires CBOE to preserve the Exercise Right so long as either Board of Trade Full Members or their Delegates possess the right and privilege "to trade as principal and broker for others in all contracts traded on the CBOT, whether by open outcry, by electronic means, or otherwise, during any segment of a trading day." The 1992 contract also mandates that the Exerciser Right will continue if the Board of Trade restructures, subject to three conditions. (The Board of Trade's planned restructuring meets those three conditions.) Further, the 1992 contract requires the Board of Trade to limit the number of potential CBOE Exercisers to 1402; only the 1402 Full Members or their delegates could become CBOE Exercisers. The 1992 agreement provides that either CBOE or the Board of Trade could bring a lawsuit to enforce the contract and to obtain damages should the other party breach the contract.

        CBOE's Efforts to Derail the Board of Trade's Restructuring

        As you know, once the Board of Trade announced its restructuring plan this year, CBOE issued a series of threatening misstatements claiming that restructuring would extinguish the Exercise Right. First, on the eve of the vote on Step One of our restructuring, CBOE claimed that the Board of Trade's decision to become a not-for-profit Delaware Corporation ended the Exercise Right. We brought a civil action against CBOE and forced them to retreat from that position in open court. Then CBOE claimed, in written materials made available to its members and our members, that if the Board of Trade became a for-profit company, the Exercise Right would evaporate. Now CBOE has retreated from that position in a public filing with the SEC. It now states that the Exercise Right would not be extinguished "if the CBOT only takes this single reorganizational step."

        CBOE's Proposed Rule Change - SEC File No. SR-CBOE-00-44

        On August 30, 2000 CBOE filed a "Proposed Rule Change" with the SEC. That filing was amended on October 10, 2000 by CBOE. It is this amended filing on which the SEC now has requested public comment.

        CBOE's proposed rule change is directed in part at the Board of Trade's restructuring plans. According to CBOE, if the Board of Trade restructures as a for-profit company, any Full Member that sells any stock in the for-profit company would lose his Exercise Right, even if that Member holds the same trading rights and privileges as today. In addition, CBOE claims the Exercise Right will end "immediately" if the Board of Trade changes its trading rules and procedures, whether or not as a result of restructuring,


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               - to "extend the right to trade all CBOT products, electronically or otherwise, to persons who are not CBOT Full Members or the stockholder-equivalents of such members (or their delegates);" or

               - so that "CBOT Full Members or the stockholder equivalents of such members (or their delegates) would be able to trade all CBOT products directly on CBOT at the same time as they are trading on the [CBOE] as exerciser-members."

For example, CBOE asserts that if the Board of Trade voted "to provide complete electronic access to trade its agricultural contracts by allowing them to be traded for the first time on CBOT's electronic trading facility," the Exercise Right would end.

        Why has CBOE filed this proposed rule change? In its own words, CBOE claims that without this rule change "it is probable that all 1402 of the present full members of CBOT, or their lessees, would exercise to trade on CBOE." If each of the 1402 CBOT Full Members exercised their rights under CBOE's Articles of Incorporation and the 1992 Agreement, CBOE asserts it would "inflict serious harm" on its "ability to maintain a fair and orderly market" and would "dilute the value of CBOE memberships substantially."

        The SEC's has requested comment from the public on CBOE's proposed rule change by December 8, 2000.

        CBOE Proposed Rule Change Is Unlawful on Multiple Grounds

        Based on just a preliminary review, CBOE's proposed rule change contains multiple legal deficiencies. CBOE's proposed rule change

               1. Fails to comply with CBOE's rules and the 80% class vote for
                  Exercisers requirement. (Before CBOE may amend the Exercise Right it needs to obtain approval separately from 80% of its Exerciser Members and 80% of the balance of its Members.)

               2. Breaches CBOE's fiduciary duties to Exercisers by denying them a class vote on any amendments to the Exerciser Right.

               3. Violates the 1992 agreement.

               4. Deviates from CBOE's past conduct and practice under the 1992
                  Agreement.


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               5. Disregards federal securities law by imposing an unwarranted burden on competition, contravening the public interest and permitting unfair discrimination.

These and other arguments will be developed more fully in the comment letter we will submit to the SEC.

        For now, it is important that you consider CBOE's stated concern underlying its Rule Change: CBOE fears that 1402 Full Members may exercise their Exercise Rights. Those rights are exactly what CBOE's Charter and the 1992 agreement guarantee to Full Members. Thus CBOE's proposed rule change attempts to rewrite unilaterally that charter and that contract on the astonishing ground that CBOE now doesn't like the bargains it agreed to in the past. The law, however, requires CBOE to live up to its commitments. It cannot just walk away from its legal obligations - under the ruse of a proposed rule change -- simply because it finds them to be burdensome today. That is called breach of contract, breach of fiduciary duty or worse.

        Let me assure you again, the Board of Trade will pursue all available legal remedies to address and remedy CBOE's misconduct. For now, we are asking you to take the time to send the SEC a comment letter expressing your views on CBOE's proposed rule change. Thank you for your attention to this important matter.

                                                        Sincerely,

                                                        /s/ David P. Brennan

                                                        David P. Brennan


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Boulevard, Chicago, IL 60604-2994. Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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                               SAMPLE LETTER

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0609

                                        RE: File No. SR-CBOE-00-44

Dear SEC Secretary:

        As a member of the Chicago Board of Trade, I am opposed to the Proposed Rule Change filed with the Commission by the Chicago Board Options Exchange, File No. SR-CBOE-00-44. CBOE's Proposed Rule Change was adopted without following the special class voting procedures designed to protect the rights of Exerciser-Members under Article Fifth (b) of CBOE Charter. It also violates the 1992 CBOE-CBOT Agreement concerning the Exercise Right.

        Under the Proposed Rule Change, we would lose our Exercise Right if we trade on both CBOE and CBOT or expand electronic trading on the Board of Trade. We have always been allowed to trade on both exchanges. It promotes liquid markets and open competition. So does expanded electronic trading. CBOE offers no reason to restrict competition in this manner.

        The Exercise Right has been a fact of life since CBOE was created. So long as Article Fifth(b) and the 1992 Agreement remain in effect, the Exercise Right is guaranteed by law and CBOE must respect that legal right. I urge you to disapprove CBOE's Proposed Rule Change.

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
The following letter was distributed to CBOT members and membership interest holders on November 20, 2000 and is currently available on the CBOT's intranet site, TradeTalk.

                               David P. Brennan
                            141 West Jackson Blvd.
                              Chicago, IL 60604



                                       November 20, 2000


Dear Fellow Member,

The CBOT has a magnificent history that all of us treasure. But far more important than our history, our exchange provides the current means of our livelihoods--whether we are brokers, locals, FCMs or lessors. As a membership, we are the source of the enormous strengths of this exchange. Considering the business environment in our industry, the question we now face is how to change ourselves so that we adapt to the challenges facing us, yet still maintain the value of our investment in our memberships and the opportunity to pursue our own business interests within the CBOT content.

I believe the way to accomplish this fundamental and necessary change is to restructure into a for-profit, business-focused, shareholder-owned company.

With our vote in June, we overwhelmingly ratified the first step of this restructuring process. Since that time, despite obstacles, I have been working constantly with staff and legal advisers to prepare the registration statement to be filed with the SEC in December, so you can then evaluate and vote on the second and final step early next year, hopefully in the first quarter.

By now, most of us are well aware of past shortcomings in the way we have run our business. As the fundamentals of our industry have changed, the fast pace of that change, and technology challenges in particular, overwhelmed our ability to respond effectively. We simply can no longer operate the CBOT within the limitations of a mutual association.

The new structure will bring about a change in the way we make decisions; all questions will become business questions, not political questions. The management team will be led by a permanent CEO, carrying the title and authority of Chairman, who I believe should own a stake in the business. A new and smaller Board will be able to move quickly and decisively. Fiscal discipline and tough performance expectations will supplement the loose standards under which we previously operated.

Most importantly, we, the members, will be the beneficiaries of the new structure. Our trading rights as members will remain intact. While all of us will still be free to excel in the pursuit of our individual business plans (trading, brokering, leasing, operating a firm), collectively we also will become shareholders of a large enterprise with a strong product line and multiple streams of revenue, whose mission is delivering maximum volume, maximum revenue and maximum value to shareholders.

I believe, and I think you will agree, that the political heavy lifting here is done. We are ready for a change. We want the results that embracing a dynamic business leadership will bring. The enormous value of the CBOT franchise can be realized through the restructuring process; our international brand name; our benchmark contracts (with related quote revenue); our links to customer order flow through our powerful FCM network; our pool of talented member market makers; our real estate; and our ties to CBOE.

The CBOT is a powerful business platform with terrific potential as a restructured company. It is not accurate to equate restructuring with the close of our trading floors. The CBOT will remain a marketplace where trading volume, electronic and open outcry, determines the framework of our business. Restructuring will allow the CBOT to remain competitive with other exchanges, regardless of the venue preferred by customers. Our glass is half full - not half empty.

I have strong views on other issues besides restructuring. For a brief summary of those, please see the attached page.

However, I will tell you plainly and directly; the centerpiece of my candidacy and my business plan is restructuring CBOT into a for-profit company, with Board and management focused on delivering value to shareholders. I believe that doing this is the only way to realize the true value of our exchange as an equity investment, unlocking residual value never available to us as seat owners in a mutual association.

I ask for your support in this election, not because of the honor of serving, not based on popularity, personality, or communication skills. I ask for your vote for one reason only; to finalize our restructuring, transforming us into the competitive force that we should be.

                                       Sincerely,

                                       /s/ David P. Brennan

                                       David P. Brennan



The CBOT urges it members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994. Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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

                               David P. Brennen
                            141 West Jackson Blvd.
                              Chicago, IL 60604



Where I stand on other issues besides restructuring:

Closing the Floors
  . There is no reason to consider closing the floor when 85% of the business is transacted on the floor. We cannot let emotion or individual opinion drive our business. We must act on facts alone in a prudent and businesslike manner. The fact is that liquidity will drive that decision, if it is even necessary to consider. The market will tell us, the market will drive our business model.

CEO Search
  . We are actively engaged in a search for a permanent CEO. We have been planning the search since our first restructuring vote after the members affirmed their intent to proceed with restructuring. We have been interviewing candidates during the past month and are continuing to interview. My objective is to retain someone who knows our business and who understands how to build shareholder value.

CBOE
  . I strongly favor a business combination with the CBOE. Unfortunately, after 6 months of effort, my counterparts from the CBOE decided that merger was not a path they wanted to pursue. That being said, we are in litigation with the CBOE on the exercise right. I would rather be discussing how we jointly grow our businesses. My position on this has not changed: I prefer a merger but if CBOE does not want to merge, I believe that the exercise right is a permanent right of CBOT members that we will not allow to be taken away.

Business operating model
  . We must revise the way we currently operate our exchange as a business. Having the exchange expend its resources in an attempt to satisfy all the divergent needs, demands and expectations of 3500 members has not worked. I believe that the exchange must be focused on bringing maximum commerce to our business platform, thus providing the opportunity for each member and member firm to apply an individualized business model to take advantage of order flow. Exchange management must be charged with the responsibility of bringing maximum business to the exchange, and have the authority to do so. This focused approach guarantees the success of the CBOT as a business, and simultaneously protects the livelihoods and opportunities of our membership.

Finances
  . We have incurred a number of extraordinary expenses in the past few years, even as our volume dropped below this year's budget expectations. We have reduced base operating expenses this year, and with management and Board cooperation, we are close to completing next year's budget. We face difficult but necessary decisions, which I will consider based on business, not political, realities. I imposed dues, which might not have been popular but was necessary to right the ship. My approach will continue to be to examine every expense and nurture every source of revenue to put the exchange in a positive cash position.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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